Via EDGAR
February 7, 2013
Mark P. Shuman
Branch Chief - Legal
Division of Corporation Finance - Mail Stop 4720
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	MEDL Mobile Holdings, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed February 6, 2013
File Number 333-180983

Dear Mr. Shuman:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated February 6, 2013 (the “Comment Letter”) relating to Amendment No. 4 to the Registration Statement on Form S-1 (the “Registration Statement”) of MEDL Mobile Holdings, Inc. (“MEDL” or the “Company”) filed on February 6, 2013. The Company is simultaneously filing Post-Effective Amendment No. 5 to the Registration Statement (the “Amendment”). On behalf of the Company, we respond as set forth below.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Prospectus Summary

Corporate History, page 6

1.
We note your discussion of Hang With on page 6, and your Form 8-K furnished on December 6, 2012 that contains an investor presentation focused on this new product. Please update your Description of Business and MD&A sections to include a materially complete discussion of Hang With. Ensure that your discussion is balanced and addresses all potential risks and expenses associated with Hang With, such as marketing costs. Consider whether you need additional risk factor disclosure.

On page 7 the Company discloses the formation of a new subsidiary, Hang With, Inc., as required by Regulation S-K.  Hang With currently does not generate any revenue and is an app development project being prepared internally by the same engineers that develop apps for the Company’s clients, as discussed elsewhere in the prospectus under “Description of Business.”  Hang With is merely an app that the Company believes may hold promise if and when adopted or downloaded to a broad client user base.  It also requires widespread adoption by entertainers, athletes, etc. and is as of yet not a commercial product but in testing.

As of the present time, the Hang With app is a very recent immaterial addition to the Company’s offerings and was only on February 4, 2013 announced as a beta test via an industry press release (attached).  There are no revenues associated with this app.

The staff has referenced in its comments that a presentation was “furnished” (not filed) under cover of a Current Report on Form 8-K dated December 6, 2012 under Item 7.01 “Other Items” which included a Hang With description and requested expanding disclosure under  Business and MD&A portions of the prospectus.  The Company believes that such disclosure could be materially false and misleading and would be improper.

The referenced filing of the powerpoint presentation was made due to the inclusion in the presentation of certain internal company information, unintentionally.  The presentation was marked “Private and Confidential” and delivered to approximately 15 people attending and investor conference believed by management to be potentially interested in the Company’s business.  The presentation includes management's generalized views on potential revenues following a hypothetical commercial launch of Hang With.  For example, slide 22 is labeled “In addition, MEDL believes Hang w/has the potential to create significant, high margin revenues, quickly” and shows 2 years of revenue and profits prediction.  The slide does not state whether this is Company or Hang With information, but could leave the impression that it is Hang With alone.

Due to the unpredictable nature and infant stage of Hang With, the Company does not intend to provide further information about Hang With, which is but a single app with commercialization potential.  The Company does not intent to file Hang With information for purposes of the Registration Statement on Form S-1 or prospectus included therein and believes it is not obligated to do so because it is immaterial and highly speculative.

The sole reason for the filing of the December 6, 2012 Current Report on Form 8-K was to disseminate general information provided to a small group of prospective purchasers of the Company stock in the open market pursuant to Regulation FD, and avoid any claim that such information was selectively disclosed improperly to persons attending a presentation in person.

The Company believes that it would be premature to update the Company’s Description of Business and MD&A beyond the already existing discussion of Hang With in the prospectus.

The Company has modified its disclosure deleting the second sentence following the statement that it had formed a subsidiary named Hang With.

The Company has updated the MD&A Liquidity section to disclose that the Company has received $125,000 of investor funds directly into its Hang With subsidiary in a private placement intended to be exempt under Rule 506 of Regulation D and Regulation S.

2.
Please tell us who attended the investor presentation and explain to us how you have used and plan to use the investor presentation material. In addition, provide us with a legal analysis regarding whether the investor presentation should be considered an offering of, or contains offering material relating to, the securities in the registration statement.

The Company has used the investor presentation at an investor conference in Los Angeles on or about December 6, 2012 at which approximately 15 people were in attendance, called the LD Micro Conference.  The Company presentation consists principally of information publicly available regarding the Company and its industry, and which appears on the Company’s website.  As noted in the preceding response to Comment No. 1, a slide provides internal company information which does not appear on the website and was not otherwise disseminated to investors generally.  While the Company does use the presentation from time to time, the Company no longer includes the projection slide.  The Company has not utilized the presentation as offering materials and is not offering any securities for the Company pursuant to the registration statement, which are being offered solely by a selling shareholder.

The investor presentation should not be considered an offering of, or containing offering material relating to, the securities in the registration statement because the investor presentation is nothing more than a year-end update with respect to the Company’s ongoing operations and therefore is not an offer. The Company does not describe any offering or any securities for sale in the presentation.

Section 2(a)(3) of the Securities Act of 1933, as amended, defines the term “offer” as “every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value.” While the definition of “offer” can be construed broadly, the SEC indicated in 2005, “[i]n general, as we recognized many years ago, ordinary factual business communications that an issuer regularly releases are not considered an offer of securities”.

The Company has an established track record of issuing updates to its shareholders in the form mostly of press releases and this investor presentation which was filed in the form of a Regulation FD disclosure simply builds upon these prior updates.

Moreover, there is nothing in the investor presentation that one would typically find in an “offer”. For example, nowhere is there a discussion about any security, the terms of an offering, the manner in which securities are to be disposed of, how to participate in an offering or any other similar language. This complete absence is reinforced by the fact that the Company is not even seeking to register its securities in a primary offering; its merely seeking to register securities of an existing shareholder in a resale registration.

The Company furthermore submits that even had the Company been involved in offering its own securities for sale, the business information would not constitute any offer of securities and would comply with the non-exclusive safe harbor of Rule 168 or otherwise be exempt.

For all of these reasons, the Company respectfully submits that its presentation should not be considered an offering of, or containing offering material relating to, the securities in the registration statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations

Three Months Ended September 30, 2012 Compared to Three Months Ended September 30, 2011 (unaudited)

Revenues, page 28

3.
You state on page 28 that “[b]ased on the unpredictability of market and customer demand, [you] cannot accurately predict revenue trends on a quarter-to-quarter basis.” Given this statement, please explain to us the reasonable basis for the quarterly gross profit and revenue projections for 2013 and 2014 in your investor presentation furnished with your Form 8-K on December 6, 2012. In addition, provide us with the assumptions underlying these projections.

Please see response to Comment No. 1, above.  The Company does not intend to predict revenue or income trends and has not done so within the Registration Statement or prospectus included therewith. Accordingly, the staff’s references above and request for disclosure of assumptions underlying the projections that were made in a prior Regulation FD disclosure not intended to be included in the prospectus have not been provided.

 Liquidity and Capital Resources, page 32

4.
Please remove the results of operations discussion for the nine months ended September 30, 2012 that you included in your liquidity discussion beginning on page 32 or tell us why you believe these disclosures are necessary here. Please ensure, however, that you do not remove the revised liquidity discussion on page 33, which begins “Net cash used in operating activities for the nine months ended September 30, 2012.”

The results of operations discussion for the nine months ended September 30, 2012 was inadvertently repeated in the liquidity discussion and has been deleted.

Executive Compensation

Employment Agreements, page 39

5.
You state that you entered into a consulting agreement with FAC Corp., a company owned and controlled by Mr. Williams, but you have not filed this agreement as an exhibit. Please file all employment or consulting agreements with Mr. Williams as exhibits. See Item 601(b)(10) of Regulation S-K.

These agreements have been filed as Exhibits 10.16, 10.17 and 10.18 to the Amendment.

Exhibits, page II-3

6.	Please file the XBRL exhibits prior to submitting your acceleration request. See Item 601(b)(101) of Regulation S-K.

The Company has filed the XBRL exhibits to this amendment.

Exhibit 23.1

7.
Please revise the consent from your independent registered public accounting firm to refer to the inclusion of their report on the December 31, 2011 and 2010 financial statements only. In this regard, as you do not appear to include a report of your independent registered public accounting firm on the interim financial statements, it is unclear why they are consenting to use of those financial statements in the registration statement. Please explain or revise accordingly.

The consent has been revised accordingly.

Should the Staff have any additional comments or questions, please direct such to me at 212-981-6766 or in my absence to Gary Emmanuel at (646) 810-0601.

Very truly yours,

/s/ Harvey Kesner
Harvey Kesner

cc:	Mr. Andrew Maltin, Chief Executive Officer
Mr. Murray Williams, Chief Financial Officer

MEDL Launches Private Beta of “Hang w/” -A Live-Streaming Social Media Platform for Mobile
Two-Year Stealth Project Enters A Private Beta With Thousands of Users and a Star-Studded Slate.

FOUNTAIN VALLEY, CA, February 04, 2013 (GLOBE NEWSWIRE) – MEDL Mobile, Inc. (OTCBB:MEDL.OB -News) – a pioneer in the creation, development, marketing and monetization of mobile apps – announced today the debut of the Hang w/ platform to a select audience of “beta” users -among them a who’s who list of celebrities, athletes, musicians, agents and managers -as well as a fascinating cross-section of users from education, health care, publishing, automotive, technology and the arts.

“Hang w/” allows live real-time video to be sent from one phone to many.

Followers view a short pre-roll ad, and then watch a live feed sent directly from the broadcaster’s smartphone camera. A post-roll ad ends the broadcast. Broadcasters earn a percentage of the advertising revenue-generated based upon the number of followers who are “Hanging w/” them.

Viewers can share messages directly from the app to Facebook and Twitter as events happen live on Hang w/ -using the power of social media to rapidly grow the user base.

“We are thrilled with the caliber of people who are on board to Hang With us.” said Peter Elkin, Managing Director of the Hang w/ Platform. “The reaction we’ve been getting from agents, publicists and management has been somewhat overwhelming. We explain that it’s a personal live-streaming broadcast channel, monetized by advertising -and their eyes light up.”

“It’s exciting to have signed deals with several great actors, musicians, athletes and other top talent. But frankly, I’m just as excited to see a new generation of Hang With celebrities spring up around us.” Added Andrew Maltin, MEDL Mobile’s CEO. “Anyone who’s got an interesting perspective on life can Hang With thousands or even millions of interested followers -and have the chance to make some real money along the way.”

“We think the key to the platform is LIVE.” said Dave Swartz, MEDL Mobile President and Chief Creative Officer. “The experience is very liberating. You’re just hanging with your friends. Except in this case, your friends are all around the globe.”

Hang w/ is currently in a closed beta with plans to launch iOS in February, 2013 and Android in Q2, 2013. Visit hangwith.com for more.

###

About MEDL Mobile

The Company develops, acquires and publishes a growing library of mobile applications which perform specific functions for the user on the Apple and Android platforms. The Company licenses its technology and performs custom development for key clients such as Monster.com, New York Times Company, Teleflora, Telefonica and Medtronic, allowing the company to grow the overall library of technology greatly extending the potential reach of the Mobile Brain. The Company enters into partnerships to mobilize and monetize IP with such notable names as Encyclopedia Britannica, MTV’s Pauly D, Cheech & Chong, Rampage Jackson and Marlee Matlin. The Company is establishing a business model in which it expects to generate multiple revenue streams, including development fees, download and in-app purchases, advertising, sponsorship and licensing of technology. User analytics are collected by the Company’s growing Mobile Brain which processes user data in order to create better distribution and monetization of mobile applications. The Company’s Software Development Kit (SDK) consists of a growing suite of tools which have been designed to help developers to better market and monetize their mobile applications. For more information about MEDL Mobile, please visit www.medlmobile.com.

Forward-Looking Statements

Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates and projections about MEDL Mobile's industry, management's beliefs and certain assumptions made by management. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Because such statements involve risks and uncertainties, the actual results and performance of the Company may differ materially from the results expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Potential risks and uncertainties include but are not limited to the ability to integrate Inedible Software apps and platform into MEDL's product offering, the ability to procure, properly price, retain and successfully complete projects, and changes in products and competition. Unless otherwise required by law, the Company also disclaims any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made here. Readers should review carefully reports or documents the Company files periodically with the Securities and Exchange Commission.

For more information about MEDL Mobile, please visit http://www.medlmobile.com.

Media Contact: DJ Swanepoel MEDL Mobile
dj@medlmobile.com
714-617-1991 ex. 4211

Investor Relations Contact:
RedChip Companies, Inc.
Jon Cunningham
800-733-2447, Ext. 107
407-644-4256, Ext. 107
info@redchip.com
http://www.redchip.com